[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 8, 2013

VIA HAND AND BY EDGAR

Erin Jaskot

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	WMS Industries Inc.
Preliminary Proxy Statement on Schedule 14A
Filed: February 22, 2013
File No.: 001-08300

Ms. Jaskot:

In furtherance of our discussion of March 5, 2013, on behalf of WMS Industries Inc., a Delaware corporation (the “Company”), enclosed please find copies of Amendment No. 1 (the “Proxy Amendment”) to the above-referenced Preliminary Proxy Statement filed on Schedule 14A on February 22, 2013 (the “Preliminary Proxy Statement”), as filed with the SEC on the date hereof. We are also providing, by hand, a printer’s proof of the same, marked to show changes from the Preliminary Proxy Statement. The Proxy Amendment and this letter were submitted for filing via EDGAR on March 8, 2013. The changes reflected in the Proxy Amendment include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) discussed on our telephonic conversation on March 5, 2013. The Proxy Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

In addition, we hereby confirm, on behalf of the Company, that Macquarie Capital (USA) Inc. has consented to the inclusion of the fairness opinion set forth in Annex B to the Preliminary Proxy Statement, as well as to the summary of such fairness opinion and the related analyses contained therein.

Erin Jaskot

Securities and Exchange Commission

March 8, 2013

If you have any questions concerning the enclosed materials, please call me at 212/735-3457 or my colleague Richard C. Witzel, Jr. at 312/407-0784.

Thank you.

Very truly yours,

/s/ Kyle T. Seifried

Kyle T. Seifried

Enclosures